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Exhibit 12.1

THE HEALTHCARE BUSINESSES OF TYCO INTERNATIONAL LTD.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Quarters Ended		Fiscal Year
	December 29, 2006	December 30, 2005	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes	$466	$474	$1,968	$1,724	$1,989	$1,603	$1,473
Fixed charges:
Interest expense after capitalized interest	41	48	178	200	231	282	265
Rentals	6	6	25	26	25	26	22

	$513	$528	$2,171	$1,950	$2,245	$1,911	$1,760

Fixed Charges:
Interest expense before capitalized interest	$42	$48	$179	$204	$233	$284	$266
Rentals	6	6	25	26	25	26	22

	$48	$54	$204	$230	$258	$310	$288

Ratio of Earnings to Fixed Charges	10.63	9.80	10.62	8.47	8.69	6.17	6.12

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.

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THE HEALTHCARE BUSINESSES OF TYCO INTERNATIONAL LTD. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1) (Dollars in Millions)